June 12, 2019

Ioanna Kallidou
President and Chief Executive Officer
Inky, Inc.
36 Aigyptou Avenue
Larnaca, 6030, Cyprus

       Re: Inky, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed May 30, 2019
           File No. 333-229748

Dear Ms. Kallidou:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2019 letter.

Amendment No. 2 to Form S-1 filed May 30, 2019

Cover Page

1. We note your response to prior comment 1. We continue to believe that you appear to be a shell company as defined in Rule 405 under the Securities Act of 1933. In this regard, we note that you have had no operating revenues since inception on June 12, 2018, and your assets consist only of cash or cash equivalents. Please disclose on the cover page that you are a shell company.
 Ioanna Kallidou
FirstName LastNameIoanna Kallidou
Inky, Inc.
Comapany NameInky, Inc.
June 12, 2019
June 12, 2019 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
17

2. Revise to also include a results of operation and liquidity discussion for the period from inception to November 30, 2018. Refer to Item 303(a) and 303(b) of Regulation S-K.
         Also, please revise your reference to working capital on page 19 to clearly indicate that you have negative working capital at February 28, 2019.
Management
Code of Ethics, page 29

3. We note your response to prior comment 14, and we reissue the comment. The website that you direct investors to for your code of business conduct and ethics is that of another public company. Please revise.
Certain Relationships and Related Party Transactions, page 33

4. We note your response to prior comment 15, and we reissue the comment. You state that there are no related party transactions, however, Ms. Kallidou has loaned funds to Inky.
         Please revise.
Signatures, page 47

5. We note your response to prior comment 17, and we reissue the comment. Please indicate on the signature page, if true, that Ms. Kallidou is also signing in her capacity as Principal
         Financial Officer and Principal Accounting Officer or Controller as required by Form S-1.
Report of Independent Registered Public Accounting Firm, page F-2

6. As previously requested in our prior comment 15, please request that your independent registered public accounting firm revise their report to comply with PCAOB Auditing
         Standard 3101. Refer to Rule 2-02 of Regulation S-X and SEC Release 34-81916. In
         addition, we note that subsequent events have been evaluated through May 30, 2019.
         Please have your auditors dual-date their audit opinion to encompass this subsequent events disclosure or revise such disclosure to match the existing date of the audit opinion and solely describe any consideration of events subsequent to the audit report date within your unaudited interim financial statements.
        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-
Advisor, at (202) 551-6711 or Barbara C. Jacobs, Assistant Director, at (202) 551-3499 with any other questions.
 Ioanna Kallidou
Inky, Inc.
June 12, 2019
Page 3
                                    Sincerely,

FirstName LastNameIoanna Kallidou   Division of Corporation Finance
                                    Office of Information Technologies
Comapany NameInky, Inc.
                                    and Services
June 12, 2019 Page 3
cc:       Robert Diener
FirstName LastName